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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FlashNet Communications, Inc.
           --------------------------------------------------------
                                (NAME OF ISSUER)

                            Common Stock, no par value
           --------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)

                                   338527 10 4
           --------------------------------------------------------
                                 (CUSIP NUMBER)

                M. Scott Leslie, 3001 Meacham Blvd., Suite 100,
                    Fort Worth, Texas 76137  (817) 759-4851
           --------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                               September 14, 1999
           --------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------                                     ---------------------
CUSIP No. 338527 10 4             SCHEDULE 13D            Page  1  of  4  Pages
---------------------                                     ---------------------


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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

     Global Undervalued Securities Fund, L.P., Kleinheinz Capital Partners LDC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO, WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Cayman Islands
-------------------------------------------------------------------------------
                              (7) Sole Voting
                                    Power                   0
                             --------------------------------------------------
Number of Shares              (8) Shared Voting
 Beneficially Owned                 Power           1,081,973
 by Each Reporting           --------------------------------------------------
 Person With                  (9) Sole Dispositive
                                    Power                   0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           1,081,973
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,081,973
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     7.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, no par value ("Common Stock"), of FlashNet Communications, Inc. ("FlashNet"). The address of the principal executive offices of FlashNet is:

                             3001 Meacham Blvd. Suite 100
                               Fort Worth, Texas 76137


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  NAME:

              Global Undervalued Securities Fund, L.P. and Kleinheinz Capital Partners LDC, its general partner.

         (b)  BUSINESS ADDRESS:

              The principal executive offices for Global Undervalued Securities Fund, L.P. and Kleinheinz Capital Partners LDC is 201 Main Street, Suite 2001, Fort Worth, Texas 76102

         (c)  BUSINESS PURPOSE:

              Global Undervalued Securities Fund, L.P. and Kleinheinz Capital Partners LDC are in the business of investing in securities.

         (d)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS:

              Neither Global Undervalued Securities Fund, L.P. nor Kleinheinz Capital Partners LDC has been convicted in a criminal proceeding during the previous five years. Neither Global Undervalued Securities Fund, L.P. nor Kleinheinz Capital Partners LDC has been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.

         (e)  STATE OF ORGANIZATION:

              Global Undervalued Securities Fund, L.P. is an exempted limited partnership organized under the laws of the Cayman Islands. Kleinheinz Capital Partners LDC is a limited duration company organized under the laws of the Cayman Islands.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



                                       2
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         A total of 898,273 shares of FlashNet Common Stock was distributed to Global Undervalued Securities Fund, L.P. by ISP Investors, L.P. on September 14, 1999. The shares were distributed on such date to the partners of ISP Investors, L.P. in proportion to their partnership interest.

         On November 29, 1999, and December 2, 1999, Global Undervalued Securities Fund, L.P. purchased 47,800 shares and 40,000 shares, respectively, of FlashNet Common Stock. All of the shares were purchased with investment capital for a total price of $471,819 and $367,452 respectively.

         Prior to the foregoing transactions, on August 10, 11 and 20, 1999, Global Undervalued Securities Fund, L.P. purchased 37,300 shares, 8,600 shares and 50,000 shares, respectively, of FlashNet Common Stock for a total of 95,900 shares for a total price of $1,538,470.


ITEM 4.  PURPOSE OF TRANSACTION.

         On September 14, 1999, ISP Investors, L.P. distributed the shares that it owned to its partners, including Global Undervalued Securities Fund, L.P. Among other various distributions, ISP Investors, L.P. distributed 898,273 shares to Global Undervalued Securities Fund, L.P.

         Global Undervalued Securities Fund, L.P. purchased 95,900 shares of FlashNet Common Stock in August, 47,800 shares of FlashNet Common Stock on November 29, 1999, and 40,000 shares of FlashNet Common Stock on December 2, 1999, for investment purposes only.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Each of Global Undervalued Securities Fund, L.P. and Kleinheinz Capital Partners LDC is the beneficial owner of 1,081,973 shares of FlashNet's Common Stock (or approximately 7.6% of its outstanding shares). Global Undervalued Securities Fund, L.P. and Kleinheinz Capital Partners LDC share the power to vote and dispose of all these shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in the second paragraph of this Item 6, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other persons with respect to any securities of FlashNet, including, but not limited to transfer or voting of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of property, division of profits or loss, or the giving or withholding of proxies.

         Global Undervalued Securities Fund, L.P., is controlled by John B. Kleinheinz, a director of FlashNet, by and through Kleinheinz Capital Partners LDC. On November 5, 1999, all of the executive officers and directors of FlashNet and their affiliates who own FlashNet common stock, including Global Undervalued Securities Fund, L.P., each entered into a separate stockholder agreement with Prodigy Communications Corporation relating to a proposed merger of a Prodigy subsidiary into FlashNet, with FlashNet continuing as the survivor and as a wholly-owned subsidiary of Prodigy. In each stockholder agreement, the FlashNet shareholders agreed to vote all of the FlashNet shares of common stock over which it exercises voting control in favor of the merger and against any competing proposal.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following document is filed as an exhibit:

         1. Stockholder Agreement, dated as of November 5, 1999, by and among Prodigy Communication Corporation and Global Undervalued Securities Fund, L.P.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date: December 23, 1999
                                            ------------------------

                                       GLOBAL UNDERVALUED SECURITIES
                                         FUND, L.P.
                                       By: KLEINHEINZ CAPITAL PARTNERS
                                         LDC, ITS GENERAL PARTNER

                                       By:   /s/ John B. Kleinheinz
                                           -------------------------
                                             John B. Kleinheinz
                                             Director



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